Radius Explorations Ltd.
News Release 2002-14
November 29, 2002


                 THIRD QUARTER FINANCIAL RESULTS


Radius Explorations is pleased to report on its third quarter financial results.

The Company reported a net loss for the nine months ended September 30, 2002 of $379,119, compared to $683,195 for the nine months ended September 30, 2001. Major items comprising this year's administrative expenses are $147,283 for salaries ($249,248 in 2001), $61,953 for public relations ($277,952 in
2001), and $45,000 for consulting fees ($69,333 in 2001). Total expenses are significantly lower for the nine months ended September 30, 2002 compared to the equivalent period in 2001 due to management's cost-reducing efforts.

Approximately $1,227,500 was spent on the Company's mineral properties in Guatemala during the nine months ended September
30, 2002, most of which on projects owned 100% by the Company.
$593,000 of that amount was spent on the Holly Project.

As at September 30, 2002, Radius had working capital of approximately $984,400, compared to working of $2.7 million as at the fiscal year ended December 31, 2001. In November, the Company announced a proposed private placement of 4,000,000 units at $0.20 per unit, to raise $800,000 in additional working capital for the Company. This financing is subject to acceptance by the TSX Venture Exchange.

Management expects that the Company has sufficient working capital to meet its corporate and exploration commitments over the next 12 months.

For further information on the Company and its projects, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.

ON BEHALF OF THE BOARD

"signed"
Simon T. Ridgway, President


Symbol:  TSXV-RDU
Shares Issued:  17.9 million

     The TSX Venture Exchange has not reviewed and does not
       take responsibility for the adequacy or accuracy of
                          this release.